Filed by Enova International, Inc.

(Commission File No.: 001‐35503)

Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a‐12 of the Securities Exchange Act of 1934

Subject Company: On Deck Capital, Inc.

(Commission File No.: 001‐36779)

Announcing the Acquisition of OnDeck

July 28, 2020

Use Of Forward‐Looking Statements

This Use of Forward‐Looking Statements

This document includes certain “forward‐looking statements” within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended.  Statements that are not historical facts, including statements about Enova’s managements’ beliefs and expectations, are forward‐looking statements.  Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward‐looking statements but are not the exclusive means of identifying such statements.  While Enova believes its expectations, assumptions, estimates and projections are reasonable, such forward‐looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Enova’s control.  By their nature, forward‐looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from those contained in the forward‐looking statements because of factors such as, among others, the occurrence of an event, change or other circumstance that could give rise to the termination of the merger agreement; the ability to complete the proposed transaction on the anticipated terms and timing and the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Enova to integrate the On Deck business successfully and to achieve anticipated synergies; potential litigation relating to the proposed transaction; the risk that disruptions from the proposed transaction will harm Enova’s and On Deck’s business, including current plans and operations; continued availability of capital and financing on favorable terms or at all; legislative, regulatory and economic developments; potential business uncertainty, including changes to existing business relationships, as a result of the announcement of the transaction and during the pendency of the acquisition that could affect Enova’s and/or On Deck’s financial performance; dilution caused by Enova’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and such other risks and uncertainties detailed in Enova’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Enova’s Form 10‐K for the fiscal year ended December 31, 2019 and in its Form 10‐Q for the quarterly period ended March 31, 2020, and in Enova’s subsequent filings with the SEC and in other investor communications of Enova from time to time.  Undue reliance should not be placed on these statements, and Enova and On Deck disclaim any intention or obligation to update or revise any forward‐looking statements after the date hereof.

Non‐GAAP Financial Information

Non‐GAAP Financial Information

In addition to the financial information prepared in conformity with generally accepted accounting principles in the United States (“GAAP”), this release includes certain non‐GAAP financial measures.  Management uses these non‐GAAP financial measures for internal managerial purposes and believes that their presentation is meaningful and useful in understanding the activities and business metrics of Enova’s and OnDeck’s respective operations.  Management believes that these non‐GAAP financial measures reflect an additional way of viewing aspects of Enova’s and OnDeck’s respective businesses that, when viewed with Enova’s and OnDeck’s respective GAAP results, provides a more complete understanding of factors and trends affecting Enova’s and OnDeck’s respective businesses.

Management provides such non‐GAAP financial information for informational purposes and to enhance understanding of Enova’s and OnDeck’s GAAP consolidated financial statements.  Readers should consider the information in addition to, but not instead of, Enova’s and OnDeck’s financial statements prepared in accordance with GAAP.  This non‐GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of those measures for comparative purposes.

3 — July 28, 2020© Enova International, Inc.

Additional Notices

Additional Information and Where To Find It

This document relates to a proposed transaction between Enova International, Inc. (“Enova”) and On Deck Capital, Inc. (“On Deck”) that will become the subject of a registration statement on Form S‐4, including a proxy statement/prospectus forming a part thereof, to be filed with the Securities and Exchange Commission (“SEC”).  This document is not a substitute for the registration statement and proxy statement/prospectus that Enova and On Deck expect to file with the SEC or any other document that Enova or On Deck may file with the SEC or send to stockholders of On Deck in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, ON DECK INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY ENOVA OR ON DECK WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when available, and other relevant documents filed or that will be filed by Enova and On Deck with the SEC through the website maintained by the SEC at www.sec.gov.  Copies of the registration statement and other relevant documents filed by Enova with the SEC will be available free of charge on its internet website at www.enova.com.  Copies of the proxy statement/prospectus and other relevant documents filed by On Deck with the SEC will be available free of charge on Deck’s internet website at www.ondeck.com.

No Offer Or Solicitation

This document does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Enova, On Deck and their respective directors and executive officers may be considered participants in the solicitation of proxies from stockholders of On Deck in connection with the proposed transaction.  Information about the directors and executive officers of On Deck can be found in the proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 18, 2020, as supplemented.  Information about the directors and executive officers of Enova can be found in the proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 2, 2020.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

4 — July 28, 2020© Enova International, Inc.

A Compelling, Strategic Combination

•	Combines world‐class capabilities in both consumer and small business online lending

•	Creates company with significant scale and financial strength to drive further growth and shareholder value
•	Together, Enova and OnDeck had combined originations of $4.7 billion in 2019 and have served approximately 7 million customers
•	Combined company will have diversified product offerings to serve customers that banks and credit unions traditionally have difficulty serving
•	Shareholders will further benefit from the opportunity for long‐term growth and upside through ownership in a stronger & more dynamic combined company
•	Transaction is expected to be accretive in the first year post‐closing and is expected to generate earnings per share accretion of more than 40% when synergies are fully recognized by year‐end 2022
•	Pro forma company expected to have a well‐capitalized balance sheet and industry‐leading pro forma profitability metrics(1)

‒ Pro Forma Debt to Equity of 4.5x

‒ Pro Forma ROE 52.0%

‒ Adjusted EBITDA Margin: 25.9%

1.Metrics are as of or for the twelve month period ended December 31, 2019 and are inclusive of anticipated revenue and cost synergies.

5 — July 28, 2020© Enova International, Inc.

Combining Two FinTech Leaders in Consumer and SMB Lending

enova	ondeck
16+ Years Extending Credit Through Economic Cycles	**14+ Years** Founded to Help Underserved Small Businesses
6.8 Million+ Customers Served	**115,000+** Unique Small Business Clients to Date
$27 Billion+ Total Originations to Date	**$13 Billion+** Total Originations to Date
Colossus™ Proprietary Analytics Engine	**OnDeck Score®** Proprietary Credit Model
10 Products in Multiple Geographies	**3 Products** in Multiple Geographies

6 — July 28, 2020© Enova International, Inc.

Transaction Overview

Consideration	• OnDeck shareholders receive Enova shares and cash • Fixed exchange ratio of 0.092 shares of Enova and $0.12 in cash for each OnDeck share • Represents $1.38 in value per OnDeck share (based on Enova closing share price on July 27, 2020 of $13.70) – Represents a total transaction value of $90 million
Pro Forma Ownership	• Enova Shareholders: 83.3% • OnDeck Shareholders: 16.7%
Leadership	• Enova CEO, David Fisher, will lead the combined company • OnDeck CEO and Chairman, Noah Breslow, will join the combined company as Vice Chairman
Expected Synergies	• Annual cost synergies of approximately $50 million when fully phased-in by year-end 2022 • Run-rate net revenue synergies of $15 million when fully phased-in by year-end 2022
Approvals and Closing	• Approvals: Hart-Scott-Rodino Act, OnDeck shareholders • Expected in 2020

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© Enova International, Inc.
enova.

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Strategic and Financial Benefits

Enhanced ability to serve customers and create value

Strategic Benefits

Scale and Diversification

•Cumulative combined originations of ~$40 billion as of the end of 2019

•Diversification and expansion of customer, product, and geographic coverage

Innovation and Underwriting Expertise

•Both Enova and OnDeck are lending innovators known for strong analytics and proprietary credit scoring

Market Opportunity

•Significant market opportunity with over 30 million Small and Midsized Businesses (“SMBs”) in the U.S.

•Opportunity to capture market share and support SMB borrowers, particularly in the wake of COVID‐19

Anticipated Financial Benefits

Strong Balance Sheet and Access to Capital Markets

•Enova’s proven ability to access capital markets will enable growth of the OnDeck platform

•OnDeck’s success at financing SMB loans, including the first AAA‐rating in a securitization

•On a pro forma basis the combined company is expected to have a well‐capitalized balance sheet and industry‐leading profitability metrics

Opportunities for Significant Cost and Revenue Synergies

•Transaction is expected to be accretive in the first year post‐closing and is expected to generate earnings per share accretion of more than 40% when synergies are fully achieved

8 — July 28, 2020© Enova International, Inc.

Small Business Represents a Significant Market Opportunity

Small business lending is a large market and will be critical in leading the economic recovery

SMBs Represent a Large Market of Underserved Customers

US Commercial & Industrial Loan Portfolio[1]
ondeck
Addressable Market
$233 Billion[3]
$1,677 Billion[3]
Business Loans Under $250K
Business Loans Over $250K

30 Million+
99.9% of Businesses in the U.S. are Small and Medium-Sized Businesses ("SMBs")[2]
OnDeck
Unique SMBs Served / Outstanding Loans
117K+
$1.3B[4]
OPEN
SHOP

1. C&I loans at FDIC-insured institutions only.
2. According to U.S. SBA 2019 report.
3. According to the FDIC, as of December 31, 2019.
4. OnDeck loan and finance receivable portfolio as of March 31, 2020.

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9 — July 28, 2020© Enova International, Inc.

Strong Combined Business

Meaningfully Grows Gross Receivables

+ 109%
$1.2B
$2.4B
Enova
1Q 2020
Pro Forma
1Q 2020

Increases and Diversifies Revenues

+ 40%
$1,175M
$1,649M
Enova
2019
Pro Forma (1)
2019

Adds to Adjusted EBITDA[3] and Improves Margin

+ 55%
$276M
$427M
Enova
2019
Pro Forma (2)
2019

Increases Adjusted Earnings[3]

+ 53%
$140M
$215M
Enova
2019
Pro Forma (2)
2019

Source: Public company filings.

1. *Includes approximate run-rate revenue synergies.*
2. *Includes anticipated annual run-rate cost and revenue synergies.*
3. *Refer to the Appendix for a reconciliation of Adjusted EBITDA and Adjusted Earnings before application of estimated run-rate cost and revenue synergies.*

10 — July 28, 2020

© Enova International, Inc.

enova.

10 — July 28, 2020© Enova International, Inc.

Continued Improvement of Product Diversification

Enova
Pro Forma
Loan Composition by Product(1)
Consumer Short-term 2%
Small Business 16%
Small Business 16%
Consumer Line of Credit 23%
Consumer 84%
Consumer Near-prime Installment 50%
Consumer Other Installment 8%
Consumer Short-term 1%
Consumer Near-prime Installment 23%
Consumer 39%
Small Business 61%
Small Business 61%
Consumer Other Installment 4%
Consumer Line of Credit 11%
Revenue Composition by Product(2)
Small Business 4%
Consumer Short-term 10%
Other 0.2%
Small Business 4%
Consumer Near-prime Installment 26%
Consumer 95%
Consumer Line of Credit 43%
Consumer Other Installment 17%
Consumer Short-term 7%
Small Business 30%
Other 1%
Consumer Near-prime Installment 19%
Small Business 30%
Consumer 69%
Other Installment 12%
Consumer Line of Credit 31%

Note: Figures may not sum to 100% due to rounding. For illustrative purposes only and does not contemplate the effects of this transaction. Loan metrics as of March 31, 2020. Revenue is for the twelve month period ended December 31, 2019.

(1) Company-owned loan and finance receivables.

(2) Other Revenue includes OnDeck Equipment Finance revenue and revenue associated with ODX.

11 — July 28, 2020

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enova.

11 — July 28, 2020© Enova International, Inc.

Enhanced Funding Diversification

Enova	Pro Forma

Line of Credit
7%
Warehouses
9%
Securitizations
22%
Senior Notes
62%

Line of Credit
6%
Warehouses
32%
Senior Notes
33%
Securitizations
29%

Note: For illustrative purposes only and does not contemplate the effects of this transaction. Metrics are for the twelve months period ended December 31, 2019.

12 — July 28, 2020
© Enova International, Inc.
enova.

12 — July 28, 2020© Enova International, Inc.

Significant Shareholder Value Creation Opportunities

	Estimated Amount	Synergy Strategy	Timing
Anticipated Annual Cost Synergies	**Approximately $50 million[1]**	• Combination of SMB financing businesses • Rationalization of duplicate operating and technology costs • Rationalization of corporate support functions / infrastructure	Fully phased-in by year-end 2022
Anticipated Run-Rate Net Revenue Synergies	**Approximately $15 million[1]**	• Increased conversion rate resulting from greater scale and multi-product offering • Loss reduction resulting from improved machine learning algorithms • Cross-selling opportunities	Fully phased-in by year-end 2022

1. *Synergies based on FY 2019.*

13 — July 28, 2020
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enova

13 — July 28, 2020© Enova International, Inc.

Alignment Between Innovative, Customer-Oriented Cultures

- **Enova and OnDeck are both innovators** that have helped revolutionize online lending, using data and advanced analytics to help democratize access to financing for underserved borrowers through risk-based pricing and an unparalleled customer experience

- **Enova and OnDeck are mission-driven companies** with OnDeck seeking to support and empower the growth and success of small businesses and Enova helping hardworking people get access to fast, trustworthy credit

- **Both companies have shared values and vision with a focus** on underserved segments, innovation, and expanding access to financial services
  - Complementary products and platforms
  - Strong internal governance, risk & compliance processes
  - Experienced, high-quality management

- **Both companies are "branchless" with a strong digital focus** in these unprecedented times

14 — July 28, 2020
© Enova International, Inc.
enova.

14 — July 28, 2020© Enova International, Inc.

Deep portfolio of leading brands in both consumer and small business lending to serve customers
Enhanced ability to capitalize on changing industry and customer landscapes
Combination drives long-term shareholder value
Increased scale and financial strength
Aligned mission-driven companies better positioned to address huge market opportunity

15 — July 28, 2020© Enova International, Inc.

Appendix

Adjusted Earnings Reconciliation

($Millions)

	Enova FY 2019	OnDeck FY 2019
Net income from continuing operations	$128.0	$28.0
<u>Adjustments:</u>		
Loss on early extinguishment of debt	2.3	-
Intangible asset amortization	1.1	-
Stock-based compensation expense	12.0	11.0
Foreign currency transaction loss (gain)	0.2	-
Lease termination and cease-use costs	0.7	-
Cumulative tax effect of adjustments	(3.9)	(2.6)
Discrete tax adjustments	(0.1)	(10.3)
Adjusted Earnings	**$140.3**	**$26.0**

Note: Refer to public filings for more details.

17 — July 28, 2020

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enova

Adjusted EBITDA Reconciliation

($Millions)

	Enova FY 2019	OnDeck FY 2019
Net income from continuing operations	$128.0	$28.0
Depreciation and amortization expenses	15.1	6.4
Interest expense, net	75.6	44.7
Foreign currency transaction loss (gain)	0.2	-
Provision for income taxes	42.1	(3.5)
Stock-based compensation expense	12.0	11.0
Adjustments:		
Loss on early extinguishment of debt	2.3	-
Lease termination and cease-use costs	0.4	-
Adjusted EBITDA	**$275.6**	**$86.5**

Note: Refer to public filings for more details.

18 — July 28, 2020

© Enova International, Inc.

enova.

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